        APPALACHIAN POWER COMPANY
        PUTNAM COAL TERMINAL
        QUARTERLY REPORT PER REQUIREMENTS
        OF HOLDING COMPANY ACT RELEASE NO. 23272
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2000





        CONTENTS



   Page

Statements of Transfer Fees Charged                                     1

Summary of Costs Incurred                                               2

        APPALACHIAN POWER COMPANY
        PUTNAM COAL TERMINAL
        STATEMENTS OF TRANSFER FEES CHARGED
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2000
                                                   July 2000                  August 2000                  September 2000
                                           Tons       Fee     Amount   Tons        Fee     Amount   Tons        Fee      Amount
                                                   (per ton)   (000)            (per ton)   (000)            (per ton)    (000)

TRANSFER FEES CHARGED
  Ohio Power Company:(a)
   -Amos Plant (b) . . . . . . . . . .    98,825      N/A      $2(c)   163,310     N/A      $2(c)   182,732    N/A        $2(c)

         TOTAL . . . . . . . . . . . .    98,825               $2      163,310              $2      182,732               $2

(a) Includes return on investment associated with the utilization of the terminal.
(b) Represents monthly settlement with Ohio Power Company in order to equalize the investment in the facilities that are used in
    common  by the Amos  Plant and the  Putnam Coal Terminal.   The settlement  is based on the  usage of  those facilities  and represents a return on investment and not a transfer fee.
(c) Estimated utilization payment.
N/A Not Applicable.

        APPALACHIAN POWER COMPANY
        PUTNAM COAL TERMINAL
        SUMMARY OF COSTS INCURRED
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2000
                                                                           Three
                                                                          Months
                                 July      August    September    Ended
                                 2000       2000        2000      9/30/00
                                             (in thousands)
Salaries and Benefits. . . . . . $ 44       $ 42        $ 44       $130
Depreciation . . . . . . . . . .   77         77          78        232
Taxes Other Than Income Taxes* .   15         15          16         46
Materials & Supplies . . . . . .    3          1           4          8
Electricity. . . . . . . . . . .    5          5           5         15
Other. . . . . . . . . . . . . .  (63)       166          20        123

          Total**. . . . . . . . $ 81       $306        $167       $554

 * Excludes FICA, Federal Unemployment and State Unemployment taxes.
   These costs are reflected in salaries and benefits.
** Excludes cost of capital, see discussion of return on investment in the footnotes on page 1.


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